Exhibit 99.1

ZOOZ Completes Initial Purchase of ₿525 Valued at $60 Million, Becomes the First Dual-listed (Nasdaq and TASE) Company to Launch a Bitcoin Treasury Reserve Strategy

Subsequent Closing of PIPE follows shareholder approval

ZOOZ has begun using proceeds to acquire bitcoin, advancing on its path to becoming an institutional-scale, global bitcoin treasury

TEL AVIV, Israel, September 30, 2025 – ZOOZ Power Ltd. (Nasdaq and TASE: ZOOZ) (“ZOOZ” or the “Company”) today announced the subsequent closing of its private placement initially announced on July 29, 2025, in connection with the Company’s adoption of a bitcoin treasury reserve strategy. The subsequent closing follows the shareholder approvals received at the Company’s extraordinary general meeting held on September 19, 2025. In addition, ZOOZ purchased ₿525 for an aggregate consideration of $60 million, signifying the official launch of its treasury program. On September 29, 2025, the Company filed a shelf registration statement on Form F-3 with the Securities Exchange Commission which, upon effectiveness, will provide the Company with the ability to raise up to $1 billion in additional capital to execute on its business plan.

“With the financing closed, we are moving from plan to execution,” said Jordan Fried, Chief Executive Officer of ZOOZ. “Our focus is simple: deploy capital efficiently into bitcoin, report BTC-per-share clearly to investors, and operate with disciplined risk management so the market understands our guardrails and long-term intent.”

Transaction Highlights

●	Net Cash Proceeds: $159 million, which includes $5 million from the July 2025 PIPE and the potential for an additional $3 million

●	Use of Proceeds: Approximately 95% of net proceeds, intended to acquire bitcoin for long-term treasury management

●	Director Appointment: In connection with the shareholder approval, the Company has re-constituted its Board of Directors. Jordan Fried, Todd Thomson and Samer Haj-Yehia joined following the initial closing of the transaction. Following the shareholder vote, Alberto Franco and Jonas Grossman joined the Board of Directors effective as of the subsequent closing, with Jordan Fried, Todd Thomson, Samer Haj-Yehia all being re-elected

●	Strategic Investors: Include Pantera Capital, FalconX, Arrington Capital, UTXO Management and ATW Partners

Initial Bitcoin Purchase

Using the net proceeds of the subsequent private placement, ZOOZ purchased approximately ₿525 for an aggregate consideration of $60 million, at an average price of ~ $114,000 per bitcoin. The Company expects to provide regular BTC-per-share transparency and to manage leverage within pre-defined loan-to-value guardrails.

Advisors

Chardan acted as sole placement agent to ZOOZ

Cooley LLP acted as U.S. legal advisor to ZOOZ

Shibolet & Co. acted as Israeli legal advisor to ZOOZ

Goodwin Procter LLP acted as U.S. legal advisor to Chardan

Sullivan & Worcester LLP acted as Israeli legal advisor to Chardan

PwC Israel are the independent auditors of ZOOZ

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About ZOOZ

ZOOZ is the first Nasdaq and TASE dual-listed company implementing a long-term strategic bitcoin treasury. This innovative approach is expected to position ZOOZ as a pioneer and a forward-thinking capital allocator. Shareholders are expected to benefit from long-term, asymmetric upside through direct exposure to bitcoin. ZOOZ is publicly traded on Nasdaq and TASE under the ticker: ZOOZ.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements in this press release other than statements of historical facts are “forward-looking statements”. These statements may be identified by words such as “aims,” “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “plans,” “possible,” “potential,” “seeks,” “will” and variations of these words or similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these words. Forward-looking statements in this press release include statements regarding the anticipated post-closing use of proceeds from the private placement and the implementation of the Company’s bitcoin treasury strategy and the potential value to shareholders. These forward-looking statements are based on ZOOZ’s expectations and assumptions as of the date of this press release. Each of these forward-looking statements involves risks and uncertainties that could cause ZOOZ’s future results or performance to differ materially from those expressed or implied by the forward-looking statements. Many factors may cause differences between current expectations and actual results, including: the impacts of macroeconomic conditions, heightened inflation and uncertain credit and financial markets, on ZOOZ’s business and financial position; changes in expected or existing competition; changes in the regulatory environment; unexpected litigation or other disputes; risks related to the new bitcoin treasury program; the risk that ZOOZ’s stock price may be highly correlated to the price of the bitcoin that it holds; risks relating to significant legal, commercial, regulatory, and technical uncertainty regarding digital assets generally; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; general market, political, and economic conditions in the countries in which ZOOZ operates, including Israel; and the effect of the evolving nature of the recent war in Israel. Other factors that may cause ZOOZ’s actual results to differ from those expressed or implied in the forward-looking statements in this press release are identified under the heading “Risk Factors” in ZOOZ’s annual report on Form 20-F filed with the SEC on March 7, 2025, and in other filings that ZOOZ makes and will make with the SEC in the future. ZOOZ expressly disclaims any obligation to update any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise, except as otherwise required by law.

Investor Contact:

Miri Segal – CEO

MS-IR LLC

msegal@ms-ir.com